
Palm Ang

Kevin Thomspon

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United States · Contact info

2 connections

Verve Scooters

Penn State University

Experience

CEO
Verve Scooters · Self-employed
Oct 2018 – Present · 3 yrs 2 mos
United States

Nail salon Owner
House of Nails · Self-employed
Nov 2016 – Nov 2019 · 3 yrs 1 mo
United States

CEO
Layla's House
Feb 2011 – Aug 2016 · 5 yrs 7 mos
United States

Providing care to people with special needs

CEO
Layla's Home Health Care · Self-employed
Nov 2009 – Nov 2010 · 1 yr 1 mo

Home for veterans with mental health

Education

Penn State University
Bachelor's degree, History
2002 – 2008